Exhibit 99.1

Sapiens Wins Two Celent XCelent Awards and Recognized as “Luminary” for IllustrationPro for Life & Annuities

Rochelle Park, N.J., Nov. 28, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens IllustrationPro for Life & Annuities has won two of Celent’s 2023 XCelent awards, in the Breadth of Functionality and Customer Base and Support categories in the North America region. Sapiens has also been recognized as a “Luminary” solution.

Research and consulting firm Celent analyzed 13 illustration systems for North America life and annuities insurance, using the Celent ABC Vendor View, a resource for identifying premier technology solutions serving the insurance and financial services industries. The vendor view shows the relative positions of each vendor in three categories: Advanced Technology, Breadth of Functionality (for which IllustrationPro was given the XCelent award) and Customer Base and Support (for which IllustrationPro was also given the XCelent award).

Due to IllustrationPro’s position as a leader in the field in Celent’s third category, the product was also named a “Luminary” solution in Celent’s Technical Capabilities Matrix, for Advanced Technology and Breadth of Functionality.

“Celent’s recognition reaffirms our ongoing dedication to delivering comprehensive, next-generation solutions to our valued customers and the insurance industry,” said Jamie Yoder, Sapiens North America President & General Manager. “As an industry leader, Sapiens is proud to accelerate our clients’ digital transformation and advanced market offerings to support their long-term growth.”

According to the Celent report, “Sapiens’ illustration system is a top-tier system. The interface is clean and easy to use, even for the novice user. Multiple illustrations can be generated concurrently for the same client or for different clients, including online comparisons.”

The report added, “Output and reporting is flexible and attractive, resulting in a ready-to-use proposal. Information from the eApp is integrated. Quick illustrations are supported as are full-needs analyses. Overall, a strong system for consideration.”

Sapiens IllustrationPro is a dynamic point-of-sale solution for Life & Annuities that quickly and accurately generates quotes and compliant illustrations through an intuitive and modern engagement. This responsive solution seamlessly operates across various devices and expedites the sales process improving the overall customer and agent experience.

To download the report, click here.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.

For more information visit https://sapiens.com or follow us on LinkedIn.

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Media and Investor’s Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer &
Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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